Exhibit 99.1
STATS ChipPAC Reports Third Quarter 2009 Results
Singapore — 10/27/2009, United States — 10/27/2009 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced results for third quarter 2009.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We had a good third quarter. Revenue for third quarter of 2009 increased by 21.5% to $389.8 million compared to prior quarter and decreased by 17.5% over the third quarter of 2008. Our third quarter revenue growth reflected continued improvement in the semiconductor industry. As a result of realized savings from our cost reduction efforts, our profitability in the third quarter was significantly better than the prior quarter and the third quarter of 2008.”
Net income for third quarter of 2009 was $25.1 million or $0.01 of net income per diluted ordinary share, compared to net income of $2.2 million or $0.00 per diluted ordinary shares in the prior quarter, and $7.9 million or $0.00 of net income per diluted ordinary share in the third quarter of 2008.
John Lau, Chief Financial Officer of STATS ChipPAC, said, “Our gross margin in third quarter of 2009 was 20.2% compared to 15.1% in the prior quarter, and 18.5% in the third quarter of 2008. Operating margin for third quarter of 2009 was 9.4% of revenue, compared to 4.7% in the prior quarter, and 4.6% in the third quarter of 2008. Capital spending in the third quarter of 2009 was $40.9 million or 10.5% of revenue compared to $97.3 million or 20.6% of revenue in the third quarter of 2008. We ended the third quarter of 2009 with $348.0 million of cash, cash equivalent and marketable securities and $468.2 million of debt, compared to $352.8 million and $473.5 million, respectively, as of the fourth quarter of 2008.”
Forward-looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, extent of deterioration in general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; customer credit risks; possible future application of push-down accounting; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; our ability to generate cash; potential impairment charges; availability of financing; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of the Company as a passive foreign investment company; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; our capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments;

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares under the Singapore Exchange Securities Trading Limited (“SGX-ST”); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 9, 2009. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
Our 52-53 week fiscal year ends on the Sunday nearest and prior to December 31. Our fiscal quarters end on a Sunday and are generally thirteen weeks in length. Our third quarter of 2009 ended on September 27, 2009, while our third quarter of 2008 and fiscal year 2008 ended on September 28, 2008 and December 28, 2008, respectively. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867 9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 28,	September 27,	September 28,	September 27,
	2008	2009	2008	2009
Net revenues	$472,191	$389,768	$1,333,575	$930,951
Cost of revenues	(384,829)	(311,161)	(1,096,985)	(806,113)

Gross profit	87,362	78,607	236,590	124,838

Operating expenses:
Selling, general and administrative	29,296	26,714	89,378	70,827
Research and development	10,100	12,044	29,384	29,440
Restructuring charges	5,130	3,139	6,030	16,072
Equipment impairment	21,091	—	21,091	—
Accelerated share-based compensation	—	—	1,562	—

Total operating expenses	65,617	41,897	147,445	116,339

Operating income	21,745	36,710	89,145	8,499
Other income (expenses), net	(7,340)	(11,090)	(17,465)	(32,255)

Income (loss) before income taxes	14,405	25,620	71,680	(23,756)
Income tax benefit (expense)	(4,921)	315	(19,550)	(467)

Net income (loss)	9,484	25,935	52,130	(24,223)
Less: Net (income) loss attributable to the noncontrolling interest	(1,602)	(873)	(4,279)	441

Net income (loss) attributable to STATS ChipPAC Ltd.	$7,882	$25,062	$47,851	$(23,782)

Net income (loss) per ordinary share attributable to STATS ChipPAC Ltd.:
Basic	$0.00	$0.01	$0.02	$(0.01)
Diluted	$0.00	$0.01	$0.02	$(0.01)

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	2,202,163	2,202,218	2,124,512	2,202,218
Diluted	2,204,307	2,202,236	2,127,594	2,202,218

Key Ratios and Information:
Gross Margin	18.5%	20.2%	17.7%	13.4%
Operating Expenses as a % of Revenue	13.9%	10.8%	11.0%	12.5%
Operating Margin	4.6%	9.4%	6.7%	0.9%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$73,227	$67,201	$218,052	$201,180
Capital Expenditures	$97,262	$41,156	$216,579	$82,999

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 28,	September 27,
	2008	2009
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$337,230	$330,897
Accounts receivable, net	139,520	208,408
Inventories	60,717	61,343
Other current assets	33,841	35,227

Total current assets	571,308	635,875

Marketable securities	15,587	17,110
Property, plant and equipment, net	1,216,342	1,104,852
Investment in equity investee	9,001	7,654
Goodwill and intangible assets	595,894	592,631
Other non-current assets *	38,931	31,072

Total assets	$2,447,063	$2,389,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$148,931	$171,499
Other current liabilities	152,836	108,099
Short-term debts	76,953	218,601

Total current liabilities	378,720	498,199
Long-term debts	396,500	249,637
Other non-current liabilities	64,144	52,245

Total liabilities	839,364	800,081

STATS ChipPAC Ltd. shareholders’ equity	1,548,657	1,531,631

Noncontrolling interest	59,042	57,482

Total liabilities and equity	$2,447,063	$2,389,194

*	Includes $0.4 million and $1.0 million of non-current restricted cash as of September 27, 2009 and December 28, 2008, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	3Q 2008	2Q 2009	3Q 2009
Net Revenues by Product Line
Packaging — laminate	58.7%	58.5%	59.4%
Packaging — leaded	17.5%	14.7%	14.4%
Test and other services	23.8%	26.8%	26.2%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	51.7%	53.3%	48.6%
Personal Computers	15.8%	17.5%	18.2%
Consumer, Multi-applications and Others	32.5%	29.2%	33.2%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	71.4%	76.2%	72.4%
Europe	5.2%	3.9%	4.9%
Asia	23.4%	19.9%	22.7%

	100.0%	100.0%	100.0%

Number of Testers	994	962	973
Number of Wirebonders	4,760	4,596	4,554

Overall Equipment Utilization Rate	70%	51%	60%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com